Exhibit (a)(1)(E)

FORM OF CONFIRMATION OF RECEIPT OF ELECTION

TO:	[Eligible Optionholder]
FROM:	Stockexchange@ikanos.com
SUBJECT:	Stock Option Exchange Program Election Confirmation

Your Stock Option Exchange Program election has been recorded as follows:

Eligible Option					Replacement Option
Grant ID Number	Grant Date	Exercise Price	Number of Shares Subject to Eligible Option	Exchange Ratio	Number of Shares Subject to Replacement Option	Election

We strongly encourage you to print this email and keep it for your records.

If you elected “Yes” with respect to any eligible option, your election means you accept the replacement of the tendered eligible option. You will receive additional information about the replacement options, including the replacement options exercise price, as soon as practicable after they are granted, which is expected to be promptly after the end of the program.

If you elected “No” with respect to any eligible option, your election means you decline the replacement of the non-tendered eligible option. Options you do not elect to surrender for exchange will not be canceled and will remain subject to their present terms.

If the above is not your intent, you may log back into the Stock Option Exchange Program Website to change your election or complete a revised paper Election Form and fax it to (510) 438-5376 before 5:00 p.m. Pacific Time on March 20, 2015.

If you have questions about the program or this confirmation notice, please contact: stockexchange@ikanos.com or call (408) 385-8799.